UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of November, 2018

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

Unit 703, 7/F., 1063 King’s Road, Quarry Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

TABLE OF CONTENTS

SIGNATURE

ANNUAL GENERAL MEETING 2018 CIRCULAR

PROXY CARD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2018

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman

CHINA ENTERPRISES LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong

(Address of Principal Executive Office)

ANNUAL GENERAL MEETING

2018

Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited (“the Company”) to be held at 10:00 a.m. on December 21, 2018 (Hong Kong time) at Royal Room I-II, Level 1, Royal Plaza Hotel, 193 Prince Edward Road West, Kowloon, Hong Kong is set out on page 4 of this circular.

Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to December 19, 2018 (Hong Kong time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

— i —

PART I

CORPORATE INFORMATION

CORPORATE INFORMATION

ANNUAL GENERAL MEETING

Date and time:	December 21, 2018
at 10:00 a.m.
(Hong Kong time)
Venue:	Royal Room I-II, Level 1
Royal Plaza Hotel
193 Prince Edward
Road West, Kowloon
Hong Kong

TRADING VENUE

OTC Securities Marketplace

Trading Symbol: CSHEF

PRINCIPAL PLACE OF BUSINESS

Unit 703, 7/F

1063 King’s Road

Quarry Bay, Hong Kong

Telephone: (852) 3151-0300

Fax: (852) 2542-0298

REGISTERED OFFICE

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

OFFICIAL WEBSITE

http://www.chinaenterpriseslimited.com

COUNSEL

Conyers Dill & Pearman

29th Floor, One Exchange Square

8 Connaught Place

Central

Hong Kong

Telephone: (852) 2524-7106

Fax: (852) 2845-9268

INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

Centurion ZD CPA Limited

Unit 1304, 13/F

Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

Telephone: (852) 2126-2388

Fax: (852) 2122-9078

REGISTRAR, TRANSFER AGENT

Bermuda:

MUFG Fund Services (Bermuda) Limited

The Belvedere Building

69 Pitts Bay Road

Pembroke HM08

Bermuda

United States:

Computershare

By Regular Mail:

PO Box 505000 Louisville,

KY 40233-5000

United States

By Overnight Delivery:

462 South 4th Street Suite 1600

Louisville, KY 40202

United States

Toll Free: 800-522-6645

Toll: +1 (201) 680-6578

PUBLIC RELATIONS

Pristine Advisers

8 Walnut Ave E

Farmingdale, NY11735

Telephone: (631) 756-2486

Fax: (646) 478-9415

FORM 20-F

Form 20-F for China Enterprises Limited is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

PART II

NOTICE OF 2018

ANNUAL GENERAL MEETING

NOTICE OF 2018 ANNUAL GENERAL MEETING

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

Principal Place of Business:

Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong

Registered Office:

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

To the Shareholders of

China Enterprises Limited:

The annual general meeting of China Enterprises Limited (“the Company”) is called and will be held at 10:00 a.m. on December 21, 2018 at Royal Room I-II, Level 1, Royal Plaza Hotel, 193 Prince Edward Road West, Kowloon, Hong Kong (“Annual General Meeting”), for the following purposes:

(1)	To re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration:

Dr. Yap, Allan

Ms. Chan Ling, Eva

Mr. Lien Kait Long

Ms. Dorothy Law

Mr. Richard Whittall

Mr. Sin Chi Fai;

(2)	To consider and adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2017; and

(3)

To re-appoint Centurion ZD CPA Limited as the independent registered public accounting firm for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine its remuneration.

Only shareholders of record at the close of business on October 25, 2018 are entitled to attend and to vote at the Annual General Meeting.

It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.

We thank you for your assistance and appreciate your cooperation.

By order of the Board of Directors
Yap, Allan
Chairman

November 15, 2018

PART III

PROXY STATEMENT

PROXY STATEMENT

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The report of the independent registered public accounting firm and the audited consolidated financial statement for the year ended December 31, 2017 is enclosed with this Proxy Statement.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the Directors’ remuneration. All nominees are currently Directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

Name	Age	Position	Employed Since

Yap, Allan	63	Chairman of the Board of the Company	2001
Chan Ling, Eva	53	Deputy Chairman of the Board of the Company	2004
Lien Kait Long	70	Director	1999
Dorothy Law	48	Director	2000
Richard Whittall	59	Independent Director	2000
Sin Chi Fai	59	Independent Director	2010

Compensation of Directors and Officers

For the year ended December 31, 2017, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, was approximately US$119,208 (2016: US$106,637). No bonus has been paid for the year ended December 31, 2017.

Required Vote

The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the Directors’ remuneration.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorizing the Board of Directors to determine the Directors’ remuneration.

PROXY STATEMENT

PROPOSAL NO. 2

ADOPTION OF THE REPORT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM AND 2017 FINANCIAL STATEMENTS

The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2017 and the same will be presented at the Annual General Meeting for the shareholders’ consideration and adoption. The shareholders will be asked to approve adoption of the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2017 at the Annual General Meeting.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to adopt the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2017.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROPOSAL NO. 3

RE-APPOINTMENT OF CENTURION ZD CPA LIMITED AS INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. The Board of Directors recommended that Centurion ZD CPA Limited be re-appointed as independent registered public accounting firm of the Company for a term expiring at the next annual general meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. Accordingly, the shareholders will be asked to approve such re-appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the re-appointment of Centurion ZD CPA Limited as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO DECEMBER 19, 2018 (HONG KONG TIME) FOR ACTION TO BE TAKEN.

By order of the Board of Directors
Yap, Allan
Chairman

November 15, 2018

PART IV

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company’s auditor since 2016.

Hong Kong, China

May 15, 2018

PART V

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2015 Rmb	2016 Rmb	2017 Rmb	2017 US$

Operating activities
General and administrative expenses	(2,803)	(2,732)	(2,163)	(332)
Non-operating income (expenses):
Dividend income	—	—	97	15
Interest income	86	2,617	5,422	833
Interest expense	(563)	(682)	(778)	(120)
Gain on dissolution of subsidiaries (note 5)	—	—	6,460	993
Net realized loss on investments	(409)	(1,258)	(229)	(35)
Unrealized gain (loss) on trading securities still held at the balance sheet date	9,966	2,424	(2,264)	(348)
Exchange (loss) gain	(2,215)	244	—	—

Profit before income tax	4,062	613	6,545	1,006
Income tax expense (note 6)	—	—	—	—

Net income	4,062	613	6,545	1,006

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	26,046	47,437	(50,891)	(7,822)
Change in unrealized (losses) gain	(2,811)	(2,968)	2,066	318

Net change	23,235	44,469	(48,825)	(7,504)

Total comprehensive income (loss)	27,297	45,082	(42,280)	(6,498)

Earnings per common share Basic and diluted	0.45	0.07	0.73	0.11

Weighted average number of shares used in the calculation of earnings per common share Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2016	2017	2017
	Rmb	Rmb	US$

ASSETS

Current assets:
Cash and cash equivalents	499,854	473,954	72,845
Prepaid expenses and other current assets	150	139	21
Due from related parties (note 11)	167	154	24
Trading securities (notes 3 and 8)	20,457	9,564	1,470

Total current assets	520,628	483,811	74,360

Long-term investment (note 4)	179,960	166,760	25,631
Available-for-sale securities (notes 3 and 8)	15,983	16,798	2,582
Other assets	6	—	—

Total assets	716,577	667,369	102,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Payables to securities brokers (note 12)	6,839	7,084	1,089
Other payable	1,267	1,592	245
Accrued liabilities	1,314	1,348	207
Other taxes payable	2,753	2,753	423
Income taxes payable	24,667	17,135	2,634

Total current liabilities	36,840	29,912	4,598

Total liabilities	36,840	29,912	4,598

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2016	2017	2017
	Rmb	Rmb	US$

Commitments and contingencies (note 9)

Shareholders’ equity:
Common stock — par value US$0.01 per share 50,000,000 shares authorized; 9,017,310 shares issued and outstanding (note 7)	770	770	118
Additional paid-in capital	1,000,958	1,000,958	153,844
Accumulated other comprehensive income	50,486	1,661	256
Accumulated deficit	(372,477)	(365,932)	(56,243)

Total shareholders’ equity	679,737	637,457	97,975

Total liabilities and shareholders’ equity	716,577	667,369	102,573

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Common Stock	Common Stock	Additional paid-in Capital	Accumulated other comprehensive (losses)/ income	Accumulated deficit	Total
	Number	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2015	9,017,310	770	1,000,958	(17,218)	(377,152)	607,358
Net income	—	—	—	—	4,062	4,062
Foreign currency translation adjustment	—	—	—	26,046	—	26,046
Unrealized loss on available-for-sale securities	—	—	—	(2,811)	—	(2,811)

Balance at December 31, 2015	9,017,310	770	1,000,958	6,017	(373,090)	634,655

Net income	—	—	—	—	613	613
Foreign currency translation adjustment	—	—	—	47,437	—	47,437
Unrealized loss on available-for-sale Securities	—	—	—	(2,968)	—	(2,968)

Balance at December 31, 2016	9,017,310	770	1,000,958	50,486	(372,477)	679,737

Net income	—	—	—		6,545	6,545
Foreign currency translation adjustment	—	—	—	(50,891)	—	(50,891)
Unrealized gain on available-for-sale Securities	—	—	—	2,066		2,066

Balance at December 31, 2017	9,017,310	770	1,000,958	1,661	(365,932)	637,457

Balance at December 31, 2017 (in US$)		118	153,844	256	(56,243)	97,975

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$

Cash flows from operating activities:
Net income	4,062	613	6,545	1,006
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Net gain on dissolution of subsidiaries (note 5)	—	—	(6,460)	(993)
Net realized loss on investments	409	1,258	229	35
Unrealized (gain) loss on trading securities still held at the balance sheet date	(9,966)	(2,424)	2,264	348
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	10	—	—	—
Accrued liabilities	(1,011)	118	131	20

Net cash (used in) provided by operating activities	(6,496)	(435)	2,709	416

Cash flows (used in) provided by from investing activities:
Repayment from an unrelated party	9,139	145	417	64
(Increase) Decrease in due from related parties	(13)	183	—	—
Purchases of trading securities	—	(6,933)	—	—
Proceeds from trading securities	12,568	16,079	7,273	1,118
Increase in payables to securities brokers	818	683	781	120
Payment for long-term investment	(37,164)	—	—	—

Net cash (used in) provided by investing activities	(14,652)	10,157	8,471	1,302

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$

Effect of exchange rate change	23,901	34,423	(37,080)	(5,699)

Net increase (decrease) in cash and cash equivalents	2,753	44,145	(25,900)	(3,981)
Cash and cash equivalents, beginning of year	452,956	455,709	499,854	76,826

Cash and cash equivalents, end of year	455,709	499,854	473,954	72,845

Supplemental schedule of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	563	682	778	120

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Marketplace in the United States of America (the “US”).

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

Based in Hong Kong, the Company has historically been engaged in tire manufacturing, trading and related businesses, and actively participated in the management of China-based companies in a variety of industries for strategic operating purposes.

As of January 1, 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands.

Following the disposal of all of its interest in the tire business in 2011, the Company had no revenue producing businesses and began actively seeking new investment opportunities, including entering into an agreement through its wholly owned subsidiary to purchase a 40% equity interest in Million Cube Limited (“Million Cube”) in 2012. Million Cube has acquired a 45% equity interest and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that is developing a golf course, hotel and resort complex at Sanya City in the PRC. On March 27, 2015, the Company closed on the acquisition of Million Cube.

The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees for financial returns.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(c)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks, and highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

(d)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(e)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gain or losses.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(e)	Available-for-sale Securities — continued

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2016 and 2017.

(f)	Long-term investment

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Company’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

No impairment loss had been recorded for the years ended December 31, 2016 and 2017.

(g)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(g)	Income Taxes — continued

The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(h)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statements of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = RMB 6.5063, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common share equivalents during fiscal 2015, 2016 and 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, valuation allowances for deferred tax assets and impairment with respect to i) trading securities, ii) available-for-sale securities, and iii) long-term investment.

(k)	Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the consolidated statements of operations.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, and amounts due from related parties. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses on advances provided to these entities.

(l)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company will apply the new revenue standard beginning January 1, 2018. Based on management’s assessment of the application of this guidance, the Company does not expect a material impact on amounts reported and disclosures made in the Company’s consolidated financial statements.

On January 5, 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Management is currently assessing the potential impact of adopting this standard on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company does not expect this standard to have a material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect this standard to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3.	INVESTMENTS

	2016	2017	2017
	Rmb	Rmb	US$

Trading securities:
Adjusted cost	59,017	54,688	8,405
Additions	6,933	—	—
Unrealized gains	2,463	—	—
Unrealized losses	(46,087)	(46,926)	(7,212)
Exchange differences	(1,869)	1,802	277

Total at fair value	20,457	9,564	1,470

Equity securities listed in Hong Kong	20,457	9,564	1,470

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	15,789	14,631	2,249
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	15,789	14,631	2,249
Unrealized (loss)/gains	(115)	1,951	300
Exchange differences	309	216	33

Total at fair value	15,983	16,798	2,582

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	INVESTMENTS — continued

As of the end of reporting period, the Company considers the declines in market value of its marketable securities in its investment portfolio not to be other than temporary in nature, therefore no impairment is recorded. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. No impairment loss was recognized for the years presented.

4.	LONG-TERM INVESTMENT

Cost method investment

On March 27, 2015, the Company closed on the acquisition of 40% interests in Million Cube. Million Cube is essentially an investment vehicle and without substantive operating activities of its own. Million Cube has only one investment in 45% of the issued capital and corresponding shareholder loans of Paragon, which was acquired in 2012 from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”). Paragon was incorporated in the BVI and engages in the development and operation of Sanya Sun Valley Golf Resort in Yalong Bay, Sanya China, PRC. Through the investments, the Company has effective held approximately 18% of interests in Paragon after the completion of its purchasing of 40% interest in Million Cube.

Although Wealth Faith had appointed one director to Million Cube’s board of director, as there are no other operating activities in Million Cube, the Company has no significant influence over its investment in Million Cube and the substantive investment, which is the Company’s secondary investment in Paragon. As such, the Company records the investment in Million Cube at cost and adjusts for other-than-temporary declines in fair value and distributions of earnings. As of December 31, 2017, the carrying amount of the long-term investment was RMB 166,760 (HK$200,000).

The management of the Company considered that no impairment was required on its long-term investment because there was a significant appreciation of the underlying asset, a piece of land in Yalong Bay, held by Paragon.

The Company appointed a third party professional valuer to re-assess the current market value of that piece of land in Yalong Bay. In the opinion of the Company’s management, no impairment on the investment in long-term investment was required by the Company as of December 31, 2016 and 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	DISSOLUTION OF SUBSIDIARIES

	2016	2017	2017
	Rmb	Rmb	US$
Net assets disposed of:
Other long term assets	—	6	1
Income taxes payable	—	(6,466)	(994)

Gain on dissolution of subsidiaries	—	(6,460)	(993)

During 2017, Orion (B.V.I.) Tire Corporation, a 60% owned subsidiary incorporated in BVI and Whole Good Limited, a 100% owned subsidiary incorporated in BVI, were dissolved and a gain was recorded on dissolution

6.	INCOME TAXES

The components of profit from operations before income tax are as follows:

	Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$

The PRC	—	—	—	—
All other jurisdictions	4,062	613	6,545	1,006

	4,062	613	6,545	1,006

Income tax expense consists of:

Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$

Current	—	—	—	—
Deferred	—	—	—	—

	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

Bermuda

The Company is incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Amendment Act, 2011, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 31, 2035. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

British Virgin Islands (“BVI”)

The Company has certain of its subsidiaries incorporated under the laws of the BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

The tax positions for the years 2010 to 2017 may be subject to examination by the Hong Kong tax authorities.

PRC

The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2016 and 2017, there is no interest and penalties related to uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2016	2017	2017
	Rmb	Rmb	US$

Current deferred tax asset:
Tax losses	19,285	19,552	3,005
Valuation allowances	(19,285)	(19,552)	(3,005)

	—	—	—

Movement in valuation allowance:

	2016	2017	2017
	Rmb	Rmb	US$

At the beginning of the year	18,484	19,285	2,964
Current year movement	801	267	41

At the end of the year	19,285	19,552	3,005

The Group has total tax operating loss carry forwards of RMB 118,496 and RMB 116,881 as of December 31, 2016 and 2017, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2015	2016	2017

Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(28.2%)	(27.4%)	(18%)
Change in valuation allowance	11.7%	10.9%	1.5%

Effective tax rate	—	—	—

7.	CAPITAL STOCK

Share Capital

The Company did not issue any Common Stock for the years ended December 31, 2015, 2016 and 2017.

8.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820, Fair Value Measurement and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENTS — continued

Fair	Value Hierarchy — continued

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENTS — continued

Fair	Value Hierarchy — continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2017:

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
	Rmb	Rmb	Rmb	Rmb

Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	1,968	—	—	1,968
— Gaming, entertainment and tourist-related	8,809	—	—	8,809
— Property development and investment	7,629	—	—	7,629
— Others	2,051	—	—	2,051

	20,457	—	—	20,457

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operations	15,983	—	—	15,983

Total	36,440	—	—	36,440

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENTS — continued

Fair	Value Hierarchy — continued

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017	Balance as of December 31, 2017
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	2,068	—	—	2,068	318
— Gaming, entertainment and tourist-related	2,948	—	—	2,948	453
— Property development and investment	4,548	—	—	4,548	699

	9,564	—	—	9,564	1,470

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operation	16,798	—	—	16,798	2,582

Total	26,362	—	—	26,362	4,052

9.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2016 or 2017.

10.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2015, 2016 and 2017.

(b)	Profit appropriation

As of December 31, 2016 and 2017, the Company had no distributable reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

Due from Related Parties

	2016	2017	2017
	Rmb	Rmb	US$

Due from:
Master Glory Group Limited and its subsidiaries (Formerly known as: Hanny
Holdings Limited)	167	154	24

	167	154	24

As of December 31, 2016 and 2017, the Company held a 6.2% equity interest in Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively. Dr. Allan Yap is the chairman and chief executive director of Rosedale.

As of December 31, 2016 and 2017, the amounts due from related parties were unsecured, non-interest bearing and had no fixed repayment terms.

12.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2016 and 2017, the payables to securities brokers were bearing interest at 11% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

13.	PLEDGE OF ASSETS

As of December 31, 2016 and 2017, trading and available-for-sale securities amounting to Rmb34,558 and Rmb24,383(US$3,748) are collateralized to secure the security trading margin facilities of the Company.

14.	CONCENTRATION OF CREDIT RISK

As of December 31, 2016 and 2017, approximately 99.9% and 98.8%, respectively, of the Company’s cash is maintained with one bank in Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3,000 (approximately RMB657) per depositor if a bank becomes bankrupt. The Company has historically not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

15.	MARKET RATE RISK

On August 11, 2015, the People’s Bank of China (“PBOC”) has cut the RMB’s reference rate by 1.9%, sparking the sharpest fall in the currency since the dollar peg ended a decade ago. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. Through 2016 the RMB continued its significant depreciation. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. The exchange rate of the RMB against U.S. Dollar as of December 31, 2017 and 2016 were 6.5063 and 6.9430. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

16.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were available to be issued (May 15, 2018), and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

China Enterprises limited IMPORTANT ANNUAL MEETING INFORMATION This proxy must be received on or prior to December 19, 2018 10 a.m. (Hong Kong Time) for action to be taken Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual Meeting Proxy Card PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proposals- The Board recommends a vote FOR all nominees, and FOR Proposals 2 to 3. 1. Re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration: For Against Abstain For Against Abstain For Against Abstain 01 -Allan Yap 02- Chan Ling, Eva 03- Lien Kait Long 04 - Dorothy Law 05- Richard Whittall 06-Sin Chi Fai For Against Abstain For Against Abstain 2. Adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2017. 3. Re-appoint Centurion ZD CPA Limited as the independent registered public accounting firm for a term expiring at the next annual General meeting and to authorize the Board of Directors to determine its remuneration. Non-Voting Items Change of Address- Please print your new address below. Comments- Please print your comments below. Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting. Authorized Signatures- This section must be completed for your vote to be counted.- Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy)- Please print date below. Signature 1 - Please keep signature within the box. Signature 2- Please keep signature within the box. 1 UPX 02XGNA

2018 Annual Meeting 2018 Annual Meeting of China Enterprises Limited Shareholders December 21, 2018, 10 a.m. Hong Kong Time Royal Room I-II, Level 1, Royal Plaza Hotel, 193 Prince Edward Road West, Kowloon, Hong Kong PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy- China Enterprises Limited Notice of 2018 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting - December 21, 2018 Chairman of the Meeting or (name) of (address), or any of them, each with the power of substitution, are hereby authorized to represent and vote all /__shares of China Enterprises Limited registered in the name of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of China Enterprises Limited to be held on December 21, 2018 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees, and FOR Proposals 2 to 3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side.)